February 21, 2008

Mail Stop 7010

By U.S. Mail and facsimile to (925) 842-2846

David J. O'Reilly
Chairman of the Board and Chief Executive Officer
Chevron Corporation
6001 Bollinger Canyon Road,
San Ramon, California
94583-2324

      Re: Chevron Corporation
              Definitive Proxy Statement on Schedule 14A
              Filed March 19, 2007
              File No. 001-00368

Dear Mr. O'Reilly:

      We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

      Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letters or any disclosure you include in your future filings in response to our comments.

      If you have any further questions regarding our review of your filing, please call me at (202) 551-3687.

                              Sincerely,

                              Carmen Moncada-Terry
                              Attorney Advisor